Ben Franklin Financial, Inc.

14 North Dryden Place

Arlington Heights, Illinois 60004

Telephone: (847) 398-0990

Facsimile: (847) 398-1362

August 11, 2006

VIA FACSIMILE AND EDGAR

(202) 772-9208

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ben Franklin Financial, Inc. (Registration Number 333-135562) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

On behalf of Ben Franklin Financial, Inc. (the “Company”), we hereby request that the Company’s Registration Statement on Form SB-2 be declared effective on August 14, 2006, at 11:00 a.m., or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ C. Steven Sjogren
C. Steven Sjogren President and Chief Executive Officer